EPROTEGE, INC.

Reviewed Financial Statements For The Years Ended December 31, 2017 and 2016

August 23, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
eProtege, Inc.
Spring Hill, TN

We have reviewed the accompanying financial statements of eProtege, Inc. (a corporation), which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 23, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

EPROTEGE INC.
BALANCE SHEET
DECEMBER 31, 2017 & 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 320	$ 62,609
Accounts Receivable	3,500	-
TOTAL CURRENT ASSETS	3,820	62,609
NON-CURRENT ASSETS		
Shareholder Loan Receivable	17,698	13,698
TOTAL NON-CURRENT ASSETS	17,698	13,698
TOTAL ASSETS	21,518	76,307
LIABILITIES AND SHAREHOLDERS' EQUITY		
SHAREHOLDERS' EQUITY		
Common Stock (18,500,000 shares authorized; 9,527,583 issued; $.01 par value)	95,276	95,276
Additional Paid in Capital	189,519	48,224
Retained Earnings (Deficit)	(263,276)	(67,193)
TOTAL SHAREHOLDERS' EQUITY	21,518	76,307
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 21,518	$ 76,307

Reviewed- See accompanying notes.

EPROTEGE INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Operating Income		
Sales	$ 3,500	$ -
Gross Profit	3,500	-
Operating Expense		
Outside Services	91,457	-
General and Administrative	83,726	64,919
Advertising & Marketing	20,400	-
Officer Salaries	4,000	-
	199,583	64,919
Net Income from Operations	(196,083)	(64,919)
Other Income (Expense)		
Organization Costs	-	(2,274)
Net Income	$ (196,083)	$ (67,193)

EPROTEGE INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	<u>2017</u>	<u>2016</u>
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (196,083)	$ (67,193)
Change in Accounts Receivable	(3,500)	-
Change in Shareholder Loan Receivable	(4,000)	(13,698)
Net Cash Flows From Operating Activities	(203,583)	(80,891)
Cash Flows From Financing Activities		
Change in Common Stock	-	95,276
Change in Additional Paid in Capital	141,295	48,224
Net Cash Flows From Investing Activities	141,295	143,500
Cash at Beginning of Period	62,609	-
Net Increase (Decrease) In Cash	(62,288)	62,609
Cash at End of Period	$ 320	$ 62,609

EPROTEGE INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

_____

	2017	2016
Starting Equity	$ 76,307	$ -
Issuance of Stock	-	95,276
Change in Additional Paid in Capital	141,295	48,224
Net Income	(196,083)	(67,193)
Ending Equity	$ 21,518	$ 76,307

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

eProtege, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is developing an online platform for use in the human resources and recruitment industries.

NOTE B- GOING CONCERN

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2017 and 2016.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will conduct an equity crowdfund offering during calendar year 2018. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through August 23, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2015, 2016, and 2017 will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2015, 2016, and 2017 remain subject to review by that State until 2019, 2020, and 2021, respectively.

NOTE D- SHAREHOLDER NOTE RECEIVABLE

In 2017 and 2016, the Company advanced funds to a shareholder in exchange for a note receivable ("the Note"). The Note is non-interest bearing, and is payable at a later date to be determined.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 23, 2018, the date that the financial statements were available to be issued.